UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009
Commission File Number 1-08346
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272 Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES
Consolidated Financial Statements for the nine-month-period and the three-month-period ended December 31, 2008 (in English)
1) Consolidated balance sheets (Unaudited)
2) Consolidated statement of income (Unaudited)
3) Consolidated statement of cash flows (Unaudited)
4) Notes to Consolidated Financial Statements (Unaudited)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
Date: February 23, 2009
	By:	/s/ Seiji Enami
	Name:	Seiji Enami
	Title:	Director, Executive Vice President and CFO

Consolidated Financial Statements for the nine-month-period and the three-month-period ended December 31, 2008
(in English)
     On February 16, 2009, this report in the Japanese version was filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan.

1) Consolidated balance sheets (Unaudited)

	Yen (Millions)
ASSETS	December 31, 2008	March 31, 2008

Current assets:
Cash and cash equivalents	¥177,207	¥166,105
Net trade receivables	143,482	157,118
Inventories (Note 2)	128,059	88,816
Other current assets	66,272	50,781

Total current assets	515,020	462,820

Investments in securities	55,653	68,714

Net Property, plant and equipment	355,881	267,149

Goodwill and other intangible assets	160,793	93,342

Other assets	48,901	43,508

	¥1,136,248	¥935,533

See accompanying notes to consolidated financial statements.

	Yen (Millions)
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	December 31, 2008	March 31, 2008

Current liabilities:
Short-term debt	¥233,217	¥8,898
Current installments of long-term debt	17,473	294
Trade payables	70,833	76,391
Accrued expenses	71,581	63,834
Income taxes payables	2,532	7,660
Other current liabilities	11,644	4,884

Total current liabilities	407,280	161,961

Long-term debt, excluding current installments	7,163	152

Retirement and severance benefits	57,531	33,990

Deferred income taxes	6,278	5,998

Other noncurrent liabilities	14,084	13,171

Total liabilities	492,336	215,272

Minority interests	8,469	3,684

Stockholders’ equity:
Common stock
Authorized 480,000,000 shares; issued 129,590,659 shares at December 31, 2008 and March 31, 2008	32,641	32,641
Additional paid-in capital	64,172	63,887
Legal reserve	20,519	19,510
Retained earnings	667,054	688,719
Accumulated other comprehensive income (loss)	(142,609)	(81,583)
Treasury stock at cost;
610,832 shares at December 31, 2008 and 634,923 shares at March 31, 2008	(6,334)	(6,597)

Total stockholders’ equity	635,443	716,577

	¥1,136,248	¥935,533

2) Consolidated statement of income (Unaudited)

Yen (Millions)

Nine months ended
December 31, 2008

Net sales	¥588,316
Cost of sales	461,983

Gross profit	126,333
Selling, general and administrative expenses	113,454
Restructuring cost (Note 8)	3,607

Operating income	9,272
Other income (deductions):
Interest and dividend income	3,470
Interest expense	(1,339)
Loss (gain) on securities, net	(6,293)
Foreign exchange gain (loss)	(6,293)
Other — net	880

(9,575)

Income (loss) before income taxes	(303)
Income taxes	2,571

Income (loss) before minority interests	(2,874)
Minority interests, net of tax	(425)

Net income (loss)	¥(2,449)

Amounts per share:
Yen

Net income (loss) per share (Note 6):
Basic	¥(18.99)
Diluted	(18.99)
Cash dividends paid during the period	¥140.00

See accompanying notes to consolidated financial statements.

Yen (Millions)

Three months ended
December 31, 2008

Net sales	¥191,779
Cost of sales	154,427

Gross profit	37,352
Selling, general and administrative expenses	38,854
Restructuring cost (Note 8)	3,607

Operating income (loss)	(5,109)
Other income (deductions):
Interest and dividend income	1,293
Interest expense	(1,061)
Loss (gain) on securities, net	(5,251)
Foreign exchange gain (loss)	(4,535)
Other — net	(466)

(10,020)

Income (loss) before income taxes	(15,129)
Income taxes	(667)

Income (loss) before minority interests	(14,462)
Minority interests, net of tax	(145)

Net income (loss)	¥(14,317)

Amounts per share:
Yen

Net income (loss) per share (Note 6):
Basic	¥(111.00)
Diluted	(111.00)
Cash dividends paid during the period	¥70.00

See accompanying notes to consolidated financial statements.

3) Consolidated statement of cash flows (Unaudited)

Yen (Millions)
Nine months ended
December 31, 2008

Cash flows from operating activities:
Net income (loss)	¥(2,449)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	61,189
Loss (gain) on securities, net	6,293
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	28,985
Decrease (increase) in inventories	(12,057)
Increase (decrease) in trade payables	(15,851)
Increase (decrease) in accrued expenses	(5,666)
Increase (decrease) in changes in other assets and liabilities, net	(14,671)
Other — net	5,699

Net cash provided by operating activities	51,472

Cash flows from investing activities:
Capital expenditures	(86,783)
Proceeds from sale and maturity of short-term investments	5,330
Payment for purchase of short-term investments	(13,365)
Proceeds from sale and maturity of investments in securities	4,319
Payment for purchase of investments in securities	(826)
Acquisition of subsidiaries, net of cash acquired	(131,301)
Acquisition of minority interests	(166)
Other — net	2,026

Net cash used in investing activities	(220,766)

Cash flows from financing activities:
Repayment of long-term debt	(1,590)
Increase (decrease) in short-term debt, net	218,040
Cash paid to acquire treasury stock	(13)
Dividends paid	(18,056)
Other — net	483

Net cash provided by financing activities	198,864

Effect of exchange rate changes on cash and cash equivalents	(18,468)
Net increase in cash and cash equivalents	11,102
Cash and cash equivalents at beginning of period	166,105

Cash and cash equivalents at end of period	¥177,207

See accompanying notes to consolidated financial statements.

4) Notes to Consolidated Financial Statements (Unaudited)
1.	Summary of Significant Accounting Policies
(a)	Consolidation Policy
     The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (the “U.S. GAAP”). The consolidated financial statements include the accounts of TDK, its subsidiaries and those variable interest entities where TDK is the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”. All significant intercompany accounts and transactions have been eliminated in consolidation.
     The investments in affiliates in which TDK’s ownership is 20 percent to 50 percent and where TDK exercises significant influence over their operating and financial policies are accounted for by the equity method. All significant intercompany profits from these affiliates have been eliminated.
     The segment information is presented in accordance with the accounting principles generally accepted in Japan. The segment information required to be disclosed in financial statements under the U.S. GAAP is not presented in the accompanying consolidated financial statements.
(b)	Adoption of new accounting standards
“Fair Value Measurements”
     TDK adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements” on April 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, rather than an entity-specific measurement. SFAS 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement. The adoption of SFAS 157 did not have a material effect on TDK’s consolidated financial position and results of operations. The disclosure required by SFAS 157 was omitted.
“Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS 158 requires TDK to measure the fair value of plan assets and benefit obligations as of the date of its fiscal year-end. TDK adopted SFAS 158 on April 1, 2008. TDK will change a measurement date in TDK’s fiscal year 2009 annual closing.
(c)	New Accounting Standards Not Yet Adopted
     In December 2007, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends the SEC’s views discussed in Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the use of the simplified method in developing estimates of the expected lives of share options in accordance with SFAS 123(R). TDK will continue to use the simplified method until TDK has the historical data necessary to provide reasonable estimates of expected lives in accordance with SAB 107, as amended by SAB 110.

     In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141(R)”), “Business Combinations”. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. TDK is currently evaluating the effect that the adoption of SFAS 141(R) will have on TDK’s consolidated financial position and results of operations.
     In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. TDK is currently evaluating the effect that the adoption of SFAS 160 will have on TDK’s consolidated financial position and results of operations.
(d)	Reclassifications
     Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the nine-month-period and the three-month-period ended December 31, 2008.
2.	Inventories
     Inventories at December 31, 2008 and March 31, 2008, are summarized as follows:

	Yen (Millions)
	December 31, 2008	March 31, 2008

Finished goods	¥60,984	¥34,856
Work in process	31,197	23,070
Raw materials	35,878	30,890

	¥128,059	¥88,816

3.	Cost for Retirement and Severance Benefits
     Net periodic benefit cost for TDK’s employee retirement and severance defined benefit plans for the nine-month-period and the three-month-period ended December 31, 2008 consisted of the following components:

	Yen (Millions)
	Nine months ended	Three months ended
	December 31, 2008	December 31, 2008

Service cost-benefits earned during the period	¥4,999	¥1,747
Interest cost on projected benefit obligation	3,730	1,485
Expected return on plan assets	(3,946)	(1,352)
Recognized actuarial loss	940	306
Amortization of unrecognized prior service benefit	(1,518)	(507)

	¥4,205	¥1,679

4.	Comprehensive Income (Loss)
     Comprehensive income (loss) for the nine-month-period and the three-month-period ended December 31, 2008, are as follows:

	Yen (Millions)
	Nine months ended	Three months ended
	December 31, 2008	December 31, 2008
Net income (loss)	¥(2,449)	¥(14,317)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(59,261)	(68,289)
Net unrealized gains (losses) on securities	229	511
Pension liability adjustments	(1,994)	(1,682)

Comprehensive income (loss)	¥(63,475)	¥(83,777)

5.	Contingent Liabilities
     TDK and certain of its subsidiaries provide guarantees to third parties on bank loans of its employees. The guarantees on behalf of the employees are made for their housing loans. For each guarantee issued, in the event the employee defaults on payment, TDK would be required to make payments under its guarantee.
     The maximum amounts of undiscounted payments TDK would have to make in the event of default at December 31, 2008 and March 31, 2008, are as follows:

	Yen (Millions)
	December 31, 2008	March 31, 2008
Contingent liabilities for guarantees of loans of TDK’s employees	¥4,444	¥4,764

     As of December 31, 2008, the liability recognized for the estimated fair value of TDK’s obligation under the guarantee arrangement is not material.
     Several claims against TDK and certain subsidiaries are pending. Provision has been made for the estimated liabilities for the items. In the opinion of management, based upon discussion with counsel, any additional liability not currently provided for will not materially affect the consolidated financial position and results of operations of TDK.

6.	Net Income (loss) per Share
     A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations are as follows:

	Yen (Millions)
	Nine months ended	Three months ended
	December 31, 2008	December 31, 2008
Net income (loss) available to common stockholders	¥(2,449)	¥(14,317)

	Number of shares (Thousands)
	Nine months ended	Three months ended
	December 31, 2008	December 31, 2008
Weighted average common shares outstanding — Basic	128,972	128,980
Effect of dilutive stock options	—	—

Weighted average common shares outstanding — Diluted	128,972	128,980

	Yen
	Nine months ended	Three months ended
	December 31, 2008	December 31, 2008
Net income (loss) per share:
Basic	¥(18.99)	¥(111.00)
Diluted	¥(18.99)	¥(111.00)

7.	Acquisition
     On October 17, 2008 (“acquisition date”), TDK acquired approximately 36 percent of the issued and outstanding common shares of EPCOS AG (“EPCOS”) by a public tender offer (“Offer”) in accordance with Business Combination Agreement (“BCA”) that TDK and EPCOS concluded on July 31, 2008.
     As a result of the Offer and the acquisitions of shares outside the Offer, TDK obtained approximately 84 percent equity interest in EPCOS at the acquisition date, and EPCOS became a consolidated subsidiary of TDK.
     EPCOS is headquartered in Munich, Germany, and is a leading manufacturer of electronic components, modules and systems. With its broad portfolio, EPCOS offers a comprehensive range of products and focuses on fast-growing and technologically demanding markets, in particular in the areas of information and communication technology, as well as automotive, industrial and consumer electronics. EPCOS and its subsidiaries have design and manufacturing locations and sales offices in Europe, Asia, and in North and South America.
     TDK and EPCOS are both engaged in the electronic components business, but there is little overlap in terms of product fields or markets. TDK expects to capture powerful synergies.
     TDK acquired 23,890 thousand shares (approximately 36 percent equity interest) at a cost of ¥63,560 million through the Offer. Prior to the conclusion of the Offer, TDK had acquired 32,103 thousand shares of EPCOS in the market, giving it approximately 48 percent equity interest at a cost of ¥79,466 million. As of the acquisition date, TDK held 55,993 thousand shares (approximately 84 percent equity interest) in EPCOS for ¥143,026 million.
     As a result of the successful Offer, TDK conducted an additional public tender offer from October 14, 2008 through October 27, 2008 (“Additional Offer”) in accordance with the German regulations. TDK acquired an additional 7,352 thousand shares (approximately 11 percent equity interest) for ¥16,640 million including shares acquired outside of the Additional Offer.

     As of December 31, 2008, TDK held 63,345 thousand shares (approximately 95 percent equity interest) in EPCOS, at a total cost of ¥162,465 million, which was paid in cash. The total cost includes direct costs of ¥2,799 million.
     TDK has included the results of operations of EPCOS and its subsidiaries in its consolidated financial statements since the acquisition date. TDK applied equity method of accounting prior to the acquisition date.
     The purchase price allocation has not been finalized pending further information that may impact the valuation of certain assets or liabilities. The excess of the purchase price over the preliminary fair value of the assets acquired and the liabilities assumed is allocated to goodwill.
Pro Forma Results
     The following unaudited Pro Forma result presents the combined results of operations of TDK and EPCOS as if the acquisition had occurred at the beginning of the reporting period being presented. The unaudited Pro Forma result is not intended to represent or be indicative of TDK’s consolidated results of operations that would have been reported had the acquisition been completed as of the beginning of the period presented and should not be taken as indicative of the TDK’s future consolidated results of operations.
     The purchase price allocation has not been finalized and not included in this Pro Forma results.
(Unaudited)

Yen (Millions)
Nine months ended December 31, 2008
Net sales	¥710,166
Net income (loss)	(247)

Yen
Nine months ended December 31, 2008
Net income (loss) per share:
Basic	¥(1.92)
Diluted	(1.92)

     Unaudited Pro Forma result for the three months ended December 31, 2008 is not presented above as the difference between unaudited Pro Forma result for the three months ended December 31, 2008 and the consolidated statement of operation for the three months ended December 31, 2008 is insignificant.

8.	Restructuring Cost
     TDK is currently experiencing a sharp deterioration in earnings due to falling orders and a lower capacity utilization rate. Under these conditions, TDK established in November 2008 an internal Earnings Structure Reform Committee as an urgent countermeasure. The committee has put together urgent actions to reform TDK’s earnings structure and has steadily implemented them after obtaining the required approval.
     One theme the committee has looked closely at is the realignment and rationalization of operating and production frameworks in response to falling orders. At the consolidated level, TDK recognized impairment losses on facilities and began reducing personnel mainly at subsidiaries in the Asian region for the three months ended December 31, 2008. In line with these actions, TDK booked for the three months ended December 31, 2008 an impairment loss on facilities of ¥1,982 million and expenses of ¥1,028 million related to personnel changes and reductions on a consolidated basis. Of the latter, TDK had already paid ¥763 million by December 31, 2008.

     In Japan, TDK has booked an impairment loss on facilities of ¥344 million due to the transfer of production of certain products overseas and elsewhere.
     The impact of the restructuring activities for the three-month-period ended December 31, 2008 is as follows:

	Yen (Millions)
		Impairment
	Workforce	on property,
	reduction	plant and	Other
	obligations	equipment	liabilities	Total

September 30, 2008	—	—	—	—

Costs and expenses	1,028	2,326	253	3,607
Payments	763	—	73	836
Non-cash adjustments	—	2,326	—	2,326

December 31, 2008	¥265	—	¥180	¥445

     Restructuring liabilities are included in Accrued expenses in the consolidated balance sheets as of December 31, 2008.
     TDK expects that the entire accrued liabilities of ¥445 million recognized at December 31, 2008 will be paid by March 31, 2009.
9.	Subsequent event
(a)	Issue of Straight Bonds
     TDK has issued Straight Bonds under the following conditions.

	The 2nd Series	The 3rd Series	The 4th Series
	Unsecured Straight	Unsecured Straight	Unsecured Straight
	Bonds	Bonds	Bonds

(1) Date of issue	January 30, 2009
(2) Total amount of bond issuance	¥23 billion	¥48 billion	¥13 billion
(3) Issue price	¥ 100 per face value of ¥ 100
(4) Coupon rate	1.085% per annum	1.413% per annum	2.038% per annum
(5) Redemption on maturity	January 30, 2012	January 30, 2014	January 30, 2019
(6) Purpose for funds	Repayment of borrowing

(b)	Premature redemption of EPCOS AG ’s convertible bond
     “EPCOS AG”, which became a consolidated subsidiary of TDK, serves as guarantor for a convertible bond with a total value of EUR 126.4 million issued on July 16, 2003, by its subsidiary EPCOS Netherlands B.V. and contractually due to mature in 2010.
     Bonds worth EUR 4.0 million were converted into EPCOS AG shares, and bonds worth EUR 121.0 million were opted for premature redemption and the payment was made on January 8, 2009. Thereafter, the issuer of the bond redeemed the outstanding amount of the convertible bond worth EUR 1.4 million on January 28, 2009. It was financed via a syndicated loan.

10.	Segment Information
(a)	Industry segment information
Three months ended December 31, 2008

	Yen (Millions)
	Electronic			Eliminations
	materials &	Recording		and
	components	media	Sub total	corporate	Total

Net sales
External sales	¥186,835	¥4,944	¥191,779	—	¥191,779
Intersegment	—	—	—	—	—

Total	186,835	4,944	191,779	—	191,779

Operating expenses	191,303	5,585	196,888	—	196,888

Operating income (loss)	¥(4,468)	¥(641)	¥(5,109)	—	¥(5,109)

Nine months ended December 31, 2008

	Yen (Millions)
	Electronic			Eliminations
	materials &	Recording		and
	components	media	Sub total	corporate	Total

Net sales
External sales	¥571,079	¥17,237	¥588,316	—	¥588,316
Intersegment	—	—	—	—	—

Total	571,079	17,237	588,316	—	588,316

Operating expenses	559,532	19,512	579,044	—	579,044

Operating income (loss)	¥11,547	¥(2,275)	¥9,272	—	¥9,272

(Notes)	1.	Segment classification
		Segments are classified by the similarity of the products, the product’s character, the manufacturing method and the selling market.
	2.	Principal products in each segment
		Electronic materials and components:
		Ferrite cores, Rare-earth magnets, Multilayer ceramic chip capacitors, Inductive devices (Coils, Transformers), Switching power supplies, HDD heads and Rechargeable batteries
		Recording media:
		Audio tapes, Video tapes, CD-Rs, DVDs and Tape-based data storage media for computers
	3.	Total assets as of December 31, 2008 rose by approximately ¥200 billion from March 31, 2008 on a consolidated basis. This mainly reflected the acquisition of EPCOS AG and its subsidiaries in the electronic materials and components business.

(b)	Geographic segment information
Three months ended December 31, 2008

	Yen (Millions)
						Eliminations
						and
	Japan	Americas	Europe	Asia and others	Sub total	corporate	Total

Net sales
External sales	¥31,899	¥13,570	¥27,533	¥118,777	¥191,779	—	¥191,779
Intersegment	37,143	9,664	17,171	25,548	89,526	(89,526)	—

Total	69,042	23,234	44,704	144,325	281,305	(89,526)	191,779

Operating expenses	77,984	21,828	49,250	139,434	288,496	(91,608)	196,888

Operating income (loss)	¥(8,942)	¥1,406	¥(4,546)	¥4,891	¥(7,191)	¥2,082	¥(5,109)

Nine months ended December 31, 2008

	Yen (Millions)
						Eliminations
						and
	Japan	Americas	Europe	Asia and others	Sub total	corporate	Total

Net sales
External sales	¥106,591	¥36,835	¥47,976	¥396,914	¥588,316	—	¥588,316
Intersegment	130,879	31,931	18,147	48,815	229,772	(229,772)	—

Total	237,470	68,766	66,123	445,729	818,088	(229,772)	588,316

Operating expenses	251,937	61,581	71,427	423,913	808,858	(229,814)	579,044

Operating income (loss)	¥(14,467)	¥7,185	¥(5,304)	¥21,816	¥9,230	¥42	¥9,272

(Notes)	1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
	2.	Principal nations in each geographic segment excluding Japan:
		Americas: United States of America
		Europe: Germany
		Asia and others: Hong Kong, Philippines, China, Taiwan and Thailand

(c)	Overseas sales
Three months ended December 31, 2008

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥20,673	¥25,718	¥116,706	¥163,097
Net sales				191,779
Ratio of overseas sales to net sales (%)	10.8	13.4	60.8	85.0

Nine months ended December 31, 2008

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥65,262	¥49,716	¥381,048	¥496,026
Net sales				588,316
Ratio of overseas sales to net sales (%)	11.1	8.4	64.8	84.3

(Notes)	1.	Overseas sales are based on the location of the customers.
	2.	Principal nations in each region excluding Japan:
		Americas: United States of America
		Europe: Germany, Sweden, Hungary and Italy
		Asia and others: Hong Kong, China, Taiwan, Philippines and Singapore
	3.	Overseas sales are net sales of TDK and its consolidated subsidiaries in the countries and regions other than Japan.